EXHIBIT 99.3

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the first quarter ended

March 31, 2024

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(in thousands of U.S. dollars)		As at	As at
	Note	March 31, 2024	December 31, 2023
Assets
Cash and cash equivalents		902,372	335,556
Trade and other receivables		920,406	894,771
Inventoried supplies		22,913	23,964
Current taxes recoverable		18,858	23,637
Prepaid expenses		63,006	56,269
Assets held for sale		12,998	1,802
Current assets		1,940,553	1,335,999

Property and equipment	7	2,408,795	2,415,472
Right-of-use assets	8	422,471	425,630
Intangible assets	9	2,075,644	2,019,301
Investments	10	22,829	50,209
Other assets		15,454	16,394
Deferred tax assets		15,126	20,615
Non-current assets		4,960,319	4,947,621
Total assets		6,900,872	6,283,620

Liabilities
Trade and other payables		673,160	671,936
Current taxes payable		8,655	2,442
Provisions	14	66,521	66,565
Other financial liabilities		25,159	23,420
Long-term debt	11	268,172	174,351
Lease liabilities	12	128,624	127,397
Current liabilities		1,170,291	1,066,111

Long-term debt	11	2,219,189	1,709,831
Lease liabilities	12	328,520	332,761
Employee benefits	13	64,128	53,231
Provisions	14	96,190	93,335
Other financial liabilities		3,043	3,699
Deferred tax liabilities		432,067	433,242
Non-current liabilities		3,143,137	2,626,099
Total liabilities		4,313,428	3,692,210

Equity
Share capital	15	1,127,555	1,107,290
Contributed surplus	15, 17	26,595	37,684
Accumulated other comprehensive loss		(235,307)	(200,539)
Retained earnings		1,668,601	1,646,975
Total equity		2,587,444	2,591,410

Contingencies, letters of credit and other commitments	21
Subsequent events	22
Total liabilities and equity		6,900,872	6,283,620

The notes on pages 7 to 22 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

(In thousands of U.S. dollars, except per share amounts)		Three months	Three months
		ended	ended
	Note	March 31, 2024	March 31, 2023

Revenue		1,611,501	1,560,427
Fuel surcharge		259,314	289,750
Total revenue		1,870,815	1,850,177

Materials and services expenses	18	938,808	940,280
Personnel expenses		562,580	542,272
Other operating expenses		104,858	112,438
Depreciation of property and equipment	7	64,491	59,047
Depreciation of right-of-use assets	8	35,302	31,435
Amortization of intangible assets	9	17,216	13,573
Gain on sale of rolling stock and equipment		(3,811)	(8,212)
Loss (gain) on derecognition of right-of-use assets		30	(807)
Gain, net of impairment, on sale of assets held for sale		(215)	(6,251)
Total operating expenses		1,719,259	1,683,775

Operating income		151,556	166,402

Finance (income) costs
Finance income	19	(5,152)	(1,710)
Finance costs	19	32,481	18,839
Net finance costs		27,329	17,129

Income before income tax		124,227	149,273
Income tax expense	20	31,380	37,355

Net income		92,847	111,918

Earnings per share
Basic earnings per share	16	1.10	1.29
Diluted earnings per share	16	1.09	1.27

The notes on pages 7 to 22 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

(In thousands of U.S. dollars)	Three months	Three months
	ended	ended
	March 31, 2024	March 31, 2023

Net income	92,847	111,918

Other comprehensive (loss) income
Items that may be reclassified to income or loss in future periods:
Foreign currency translation differences	603	466
Net investment hedge, net of tax	(36,086)	3,044
Items directly reclassified to retained earnings:
Unrealized (loss) gain on investments in equity securities
measured at fair value through OCI, net of tax	(7,516)	19,371
Other comprehensive (loss) income, net of tax	(42,999)	22,881

Total comprehensive income	49,848	134,799

The notes on pages 7 to 22 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
PERIODS ENDED March 31, 2024 AND 2023 (UNAUDITED)

(In thousands of U.S. dollars)				Accumulated	Accumulated
				foreign	unrealized		Total
				currency	gain (loss)		equity
				translation	on invest-		attributable
				differences	ments in	Retained	to owners
		Share	Contributed	& net invest-	equity	earnings	of the
	Note	capital	surplus	ment hedge	securities	(deficit)	Company

Balance as at December 31, 2023		1,107,290	37,684	(200,296)	(243)	1,646,975	2,591,410

Net income		-	-	-	-	92,847	92,847
Other comprehensive loss, net of tax		-	-	(35,483)	(7,516)	-	(42,999)
Realized gain (loss) on equity securities		-	-	-	8,231	(8,231)	-
Total comprehensive (loss) income		-	-	(35,483)	715	84,616	49,848

Share-based payment transactions, net of tax	17	-	5,030	-	-	-	5,030
Stock options exercised, net of tax	15, 17	3,413	(712)	-	-	-	2,701
Dividends to owners of the Company	15	-	-	-	-	(33,823)	(33,823)
Net settlement of restricted share units
and performance share units, net of tax	15, 17	16,852	(15,407)	-	-	(29,167)	(27,722)
Total transactions with owners, recorded directly in equity		20,265	(11,089)	-	-	(62,990)	(53,814)

Balance as at March 31, 2024		1,127,555	26,595	(235,779)	472	1,668,601	2,587,444

Balance as at December 31, 2022		1,089,229	41,491	(239,120)	5,799	1,565,671	2,463,070

Net income		-	-	-	-	111,918	111,918
Other comprehensive income, net of tax		-	-	3,510	19,371	-	22,881
Realized (loss) gain on equity securities		-	-	-	(267)	267	-
Total comprehensive income		-	-	3,510	19,104	112,185	134,799

Share-based payment transactions, net of tax	17	-	8,975	-	-	-	8,975
Stock options exercised, net of tax	15, 17	9,122	(2,421)	-	-	-	6,701
Dividends to owners of the Company	15	-	-	-	-	(30,371)	(30,371)
Repurchase of own shares	15	(631)	-	-	-	(5,365)	(5,996)
Net settlement of restricted share units, net of tax	15, 17	28,420	(20,006)	-	-	(53,939)	(45,525)
Total transactions with owners, recorded directly in equity		36,911	(13,452)	-	-	(89,675)	(66,216)

Balance as at March 31, 2023		1,126,140	28,039	(235,610)	24,903	1,588,181	2,531,653

The notes on pages 7 to 22 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(In thousands of U.S. dollars)		Three months	Three months
		ended	ended
	Note	March 31, 2024	March 31, 2023*

Cash flows from operating activities
Net income		92,847	111,918
Adjustments for:
Depreciation of property and equipment	7	64,491	59,047
Depreciation of right-of-use assets	8	35,302	31,435
Amortization of intangible assets	9	17,216	13,573
Share-based payment transactions	17	2,788	3,343
Net finance costs	19	27,329	17,129
Income tax expense	20	31,380	37,355
Gain on sale of property and equipment		(3,811)	(8,212)
Loss (gain) on derecognition of right-of-use assets		30	(807)
Gain, net of impairment, on sale of assets held for sale		(215)	(6,251)
Employee benefits		10,649	17,584
Provisions, net of payments		3,095	(7,953)
Net change in non-cash operating working capital	6	(34,994)	50,837
Interest paid		(25,899)	(15,958)
Income tax paid		(19,519)	(70,906)
Net cash from operating activities		200,689	232,134

Cash flows used in investing activities
Purchases of property and equipment	7	(77,539)	(76,248)
Proceeds from sale of property and equipment		12,770	24,715
Proceeds from sale of assets held for sale		1,243	15,106
Purchases of intangible assets	9	(462)	(990)
Business combinations, net of cash acquired	5	(108,961)	(84,743)
Proceeds from sale of investments		19,068	3,484
Others		902	(156)
Net cash used in investing activities		(152,979)	(118,832)

Cash flows from (used in) financing activities
Proceeds from long-term debt	11	500,000	-
Repayment of long-term debt	11	(8,197)	(13,495)
Net increase in revolving facilities	11	115,934	-
Repayment of lease liabilities	12	(34,576)	(31,335)
Decrease of other financial liabilities		(2,850)	(3,950)
Dividends paid		(33,632)	(30,319)
Repurchase of own shares	15	-	(5,996)
Proceeds from exercise of stock options	15	2,701	6,701
Share repurchase for settlement of restricted share
units and performance share units		(27,722)	(45,525)
Net cash from (used in) financing activities		511,658	(123,919)

Net change in cash and cash equivalents		559,368	(10,617)
Cash and cash equivalents, beginning of period		335,556	147,117
Effect of movements in exchange rates on cash and cash equivalents		7,448	(140)
Cash and cash equivalents, end of period		902,372	136,360

* Recasted for change in presentation for consistency with the current year presentation of the effect of movements in exchange rates on cash and cash equivalents.

The notes on pages 7 to 22 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2024 AND 2023 – (UNAUDITED)

1.
Reporting entity

TFI International Inc. (the “Company”) is incorporated under the Canada Business Corporations Act, and is a company domiciled in Canada. The address of the Company’s registered office is 8801 Trans-Canada Highway, Suite 500, Montreal, Quebec, H4S 1Z6.

The condensed consolidated interim financial statements of the Company as at and for the three months ended March 31, 2024 and 2023 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).

The Group is involved in the provision of transportation and logistics services across the United States, Canada and Mexico.

2.
Basis of preparation
a)
Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Group.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on April 25, 2024.

b)
Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•
investment in equity securities, derivative financial instruments and contingent considerations are measured at fair value;
•
liabilities for cash-settled share-based payment arrangements are measured at fair value in accordance with IFRS 2;
•
the defined benefit pension plan liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets; and
•
assets and liabilities acquired in business combinations are measured at fair value at acquisition date.

These condensed consolidated interim financial statements are expressed in U.S. dollars, except where otherwise indicated.

c)
Seasonality of interim operations

The activities conducted by the Group are subject to general demand for freight transportation. Historically, demand has been relatively stable with the first quarter being generally the weakest in terms of demand. Furthermore, during the harsh winter months, fuel consumption and maintenance costs tend to rise. Consequently, the results of operations for the interim period are not necessarily indicative of the results of operations for the full year.

d)
Functional and presentation currency

The Company’s consolidated interim financial statements are presented in U.S. dollars (“U.S. dollars” or “USD”).

The Company’s functional currency is the Canadian dollar (“CAD” or CDN$”). Translation gains and losses from the application of the U.S. dollar as the presentation currency while the Canadian dollar is the functional currency are included as part of the cumulative foreign currency translation adjustment.

All financial information presented in U.S. dollars has been rounded to the nearest thousand.

e)
Use of estimates and judgments

The preparation of the accompanying financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include the valuation of goodwill and intangible assets, the measurement of identifiable assets and liabilities acquired in business combinations, income tax provisions, defined benefit obligation, the self-insurance and other provisions, and contingencies. These estimates and assumptions are based on management’s best estimates and judgments.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2024 AND 2023 – (UNAUDITED)

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied and described in the Group’s 2023 annual consolidated financial statements.

3.
Material accounting policies

The accounting policies described in the Group’s 2023 annual consolidated financial statements have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated in note 3. The accounting policies have been applied consistently by Group entities.

New standards and interpretations adopted during the period

The following new standards, and amendments to standards and interpretations, are effective for the first time for interim periods beginning on or after January 1, 2024 and have been applied in preparing these condensed consolidated interim financial statements.

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements (the 2020 amendments), to clarify the classification of liabilities as current or non-current. On October 31, 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1) (the 2022 amendments), to improve the information a company provides about long-term debt with covenants. The 2020 amendments and the 2022 amendments (collectively “the Amendments”) are effective for annual periods beginning on or after January 1, 2024.

For the purposes of non-current classification, the Amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must exist at the end of the reporting period and have substance. The Amendments reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Covenants with which a company must comply after the reporting date do not affect a liability’s classification at that date. The Amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The Amendments state that:

•
the settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and
•
when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity.

The adoption of the amendments did not have a material impact on the Group’s condensed consolidated interim financial statements.

Lease Liability in a Sale and Leaseback

On September 22, 2022, the IASB issued Lease Liability in a Sale and Leaseback (Amendments to IFRS 16). The amendments are effective for annual periods beginning on or after January 1, 2024. The amendment introduces a new accounting model which impacts how a seller-lessee accounts for variable lease payments that arise in a sale-and-leaseback transaction. The amendments clarify that on initial recognition, the seller-lessee includes variable lease payments when it measures a lease liability arising from a sale-and-leaseback transaction and after initial recognition, the seller-lessee applies the general requirements for subsequent accounting of the lease liability such that it recognizes no gain or loss relating to the right of use it retains. The amendments need to be applied retrospectively, which require seller-lessees to reassess and potentially restate sale-and-leaseback transactions entered into since implementation of IFRS 16 in 2019.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2024 AND 2023 – (UNAUDITED)

The adoption of the amendments did not have a material impact on the Group’s condensed consolidated interim financial statements.

New standards and interpretations not yet adopted

The following new standards are not yet effective, and have not been applied in preparing these condensed consolidated interim financial statements:

Presentation and Disclosure in Financial Statements – IFRS 18

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted.

The new Accounting Standard introduces significant changes to the structure of a company’s income statement, more discipline and transparency in presentation of management's own performance measures (commonly referred to as 'non-GAAP measures,') and less aggregation of items into large, single numbers. The main impacts of the new Accounting Standard include:

•
introducing a newly defined ‘operating profit’ subtotal and a requirement for all income and expenses to be allocated between three new distinct categories based on a company’s main business activities (i.e. operating, investing and financing);
•
requiring disclosure about management performance measures (MPMs); and
•
adding new principles for aggregation and disaggregation of information

The extent of the impact of adoption of the amendments has not yet been determined.

4.
Segment reporting

The Group operates within the transportation and logistics industry in the United States, Canada and Mexico, in different reportable segments, as described below. The reportable segments are managed independently as they require different technology and capital resources. For each of the operating segments, the Group’s CEO reviews internal management reports. The following summary describes the operations in each of the Group’s reportable segments:

Package and Courier:	Pickup, transport and delivery of items across North America.
Less-Than-Truckload (a):	Pickup, consolidation, transport and delivery of smaller loads.
Truckload (b):

Full loads carried directly from the customer to the destination using a closed van or specialized equipment to meet customers’ specific needs. Includes expedited transportation, flatbed, tank, container and dedicated services.

Logistics:	Asset-light logistics services, including brokerage, freight forwarding and transportation management, as well as small package parcel delivery.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment operating income or loss. This measure is included in the internal management reports that are reviewed by the Group’s CEO and refers to “Operating income (loss)” in the consolidated statements of income. Segment operating income or loss is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2024 AND 2023 – (UNAUDITED)

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended March 31, 2024
Revenue(1)	103,180	680,696	397,732	441,905	-	(12,012)	1,611,501
Fuel surcharge(1)	25,464	137,849	71,863	26,704	-	(2,566)	259,314
Total revenue(1)	128,644	818,545	469,595	468,609	-	(14,578)	1,870,815
Operating income (loss)	18,155	66,875	41,464	40,182	(15,120)	-	151,556
Selected items:
Depreciation and
amortization	6,388	46,216	48,946	15,267	192	-	117,009
Gain (loss), net of
impairment on sale of
assets held for sale	-	213	(34)	36	-	-	215
Intangible assets	179,653	249,170	882,191	764,566	64	-	2,075,644
Total assets	343,491	2,436,156	2,029,418	1,115,933	975,874	-	6,900,872
Total liabilities	84,544	778,501	472,866	321,933	2,655,709	(125)	4,313,428
Additions to property
and equipment	2,538	52,348	21,772	728	153	-	77,539

Three months ended March 31, 2023
Revenue(1)	112,560	690,862	414,125	355,251	-	(12,371)	1,560,427
Fuel surcharge(1)	32,644	157,876	85,970	15,575	-	(2,315)	289,750
Total revenue(1)	145,204	848,738	500,095	370,826	-	(14,686)	1,850,177
Operating income (loss)	27,323	57,940	70,496	31,710	(21,067)	-	166,402
Selected items:
Depreciation and
amortization	6,402	39,882	47,850	9,783	138	-	104,055
Gain, net of
impairment on sale of	-	2,874	3,377	-	-	-	6,251
assets held for sale
Intangible assets	180,486	177,152	772,856	524,988	161	-	1,655,643
Total assets	348,956	2,262,431	1,819,869	784,390	288,770	-	5,504,416
Total liabilities	97,823	807,759	430,669	242,772	1,393,865	(125)	2,972,763
Additions to property
and equipment	3,413	56,036	15,185	173	125	-	74,932

(1) Includes intersegment revenue and intersegment fuel surcharge

Geographical information

Revenue is attributed to geographical locations based on the origin of service location.

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Eliminations	Total
Three months ended March 31, 2024
Canada	128,644	148,670	274,500	62,295	(8,421)	605,688
United States	-	669,875	195,095	406,314	(6,157)	1,265,127
Total	128,644	818,545	469,595	468,609	(14,578)	1,870,815

Three months ended March 31, 2023
Canada	145,204	147,467	292,637	66,142	(8,328)	643,122
United States	-	701,271	207,458	304,684	(6,358)	1,207,055
Total	145,204	848,738	500,095	370,826	(14,686)	1,850,177

Segment assets are based on the geographical location of the assets.

	As at	As at
	March 31, 2024	December 31, 2023
Property and equipment, right-of-use assets and intangible assets
Canada	2,216,206	2,208,595
United States	2,690,704	2,651,808
	4,906,910	4,860,403

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2024 AND 2023 – (UNAUDITED)

5.
Business combinations
a)
Business combinations

In line with the Group’s growth strategy, the Group acquired three businesses during 2024, which were not considered to be material. These transactions were concluded in order to add density in the Group’s current network and further expand value-added services.

During the three months ended March 31, 2024, these non-material businesses, in aggregate, contributed revenue and net income of $11.8 million and $0.2 million, respectively, since the acquisitions.

Had the Group acquired these non-material businesses on January 1, 2024, as per management’s best estimates, the revenue and net income for these entities would have been $33.5 million and $2.0 million, respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisitions occurred on January 1, 2024 and adjusted for interest, based on the purchase price and average borrowing rate of the Group, and income tax expense based on the effective tax rate of the entity.

During the three months ended March 31, 2024, $0.1 million of transaction costs (2023 – $0.2 million) have been expensed in other operating expenses in the consolidated statements of income in relation to the above-mentioned business acquisitions.

As of the reporting date, the Group had not yet completed the determination of the fair value of assets acquired and liabilities assumed of the 2024 acquisitions. Information to confirm the fair value of certain assets and liabilities still needs to be obtained for these acquisitions. As the Group obtains more information, the allocation will be completed.

The table below presents the determination of the fair value of assets acquired and liabilities assumed based on the best information available to the Group to date:

Identifiable assets acquired and liabilities assumed	Note	March 31, 2024
Cash and cash equivalents		26,733
Trade and other receivables		13,451
Inventoried supplies and prepaid expenses		2,329
Property and equipment	7	19,811
Right-of-use assets	8	9,161
Intangible assets	9	38,068
Other assets		39
Trade and other payables		(11,749)
Income tax payable		(115)
Lease liabilities	12	(9,161)
Deferred tax liabilities		(7,756)
Total identifiable net assets		80,811
Total consideration transferred		139,847
Goodwill	9	59,036
Cash		135,694
Contingent consideration		4,153
Total consideration transferred		139,847

The trade receivables comprise gross amounts due of $14.6 million, of which $1.1 million was expected to be uncollectible at the acquisition date.

b)
Goodwill

The goodwill is attributable mainly to the premium of an established business operation with a good reputation in the transportation industry, and the synergies expected to be achieved from integrating the acquired entity into the Group’s existing business.

The goodwill arising in the business combinations has been allocated to operating segments as indicated in the table below, which represents the lowest level at which goodwill is monitored internally.

Operating segment	Reportable segment	March 31, 2024	March 31, 2023
Canadian Less-Than-Truckload	Less-Than-Truckload	2,341	-
U.S. Less-Than-Truckload	Less-Than-Truckload	29,595	7,590
Canadian Truckload	Truckload	345	1,042
Specialized Truckload	Truckload	23,181	12
Logistics	Logistics	3,574	29,522
		59,036	38,166

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2024 AND 2023 – (UNAUDITED)

c)
Contingent consideration

The contingent consideration for the three months ended March 31, 2024 relates to non-material business acquisitions and is recorded in the original determination of the fair value of assets acquired and liabilities assumed. The fair value was determined using expected cash flows. These considerations are contingent on achieving specified earnings levels in future periods. The maximum amount payable is $4.5 million in less than one year.

The contingent consideration balance at March 31, 2024 is $15.4 million (December 31, 2023 - $13.2 million) and is presented in other financial liabilities on the consolidated statements of financial position.

d)
Adjustment to the provisional amounts of prior year’s business combinations

The 2023 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration paid and net assets acquired of various acquisitions. These acquisitions were accounted for under the provisions of IFRS 3.

As required by IFRS 3, the provisional fair values have been reassessed in light of information obtained during the measurement period following the acquisition. No material adjustments were required to the provisional fair values for these prior period business combinations during the three months ended March 31, 2024.

6.
Additional cash flow information

Net change in non-cash operating working capital

	Three months	Three months
	ended	ended
	March 31, 2024	March 31, 2023
Trade and other receivables	(20,229)	92,020
Inventoried supplies	747	2,852
Prepaid expenses	(4,723)	(11,374)
Trade and other payables	(10,789)	(32,661)
	(34,994)	50,837

7.
Property and equipment

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2023		1,383,977	1,758,200	192,371	3,334,548
Additions through business combinations	5	79	18,483	1,249	19,811
Other additions		25,967	40,328	11,244	77,539
Disposals		(2,736)	(29,150)	(2,731)	(34,617)
Reclassification to assets held for sale		(7,417)	(23,935)	-	(31,352)
Effect of movements in exchange rates		(10,010)	(15,875)	(5,164)	(31,049)
Balance at March 31, 2024		1,389,860	1,748,051	196,969	3,334,880

Accumulated Depreciation
Balance at December 31, 2023		105,401	690,232	123,443	919,076
Depreciation		5,948	53,465	5,078	64,491
Disposals		(2,738)	(20,217)	(2,703)	(25,658)
Reclassification to assets held for sale		(575)	(18,552)	-	(19,127)
Effect of movements in exchange rates		(1,512)	(8,722)	(2,463)	(12,697)
Balance at March 31, 2024		106,524	696,206	123,355	926,085

Net carrying amounts
At December 31, 2023		1,278,576	1,067,968	68,928	2,415,472
At March 31, 2024		1,283,336	1,051,845	73,614	2,408,795

As at March 31, 2024, there are no amounts included in trade and other payables for the purchases of property and equipment (December 31, 2023 – nil).

│12

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2024 AND 2023 – (UNAUDITED)

8.
Right-of-use assets

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2023		588,359	290,358	3,814	882,531
Other additions		7,692	23,482	200	31,374
Additions through business combinations	5	8,079	1,082	-	9,161
Derecognition*		(2,165)	(12,873)	(223)	(15,261)
Effect of movements in exchange rates		(9,366)	(5,155)	(42)	(14,563)
Balance at March 31, 2024		592,599	296,894	3,749	893,242

Depreciation
Balance at December 31, 2023		330,515	124,677	1,709	456,901
Depreciation		17,400	17,639	263	35,302
Derecognition*		(2,117)	(11,480)	(223)	(13,820)
Effect of movements in exchange rates		(5,470)	(2,121)	(21)	(7,612)
Balance at March 31, 2024		340,328	128,715	1,728	470,771

Net carrying amounts
At December 31, 2023		257,844	165,681	2,105	425,630
At March 31, 2024		252,271	168,179	2,021	422,471

* Derecognized right-of-use assets include negotiated asset purchases and extinguishments resulting from accidents as well as fully amortized or end of term right-of-use assets.

9.
Intangible assets

			Other intangible assets
					Non-
			Customer	Trademarks	compete	Information
Note		Goodwill	relationships	and other	agreements	technology	Total
Cost
Balance at December 31, 2023		1,562,129	757,195	62,672	23,319	39,305	2,444,620
Additions through business combinations	5	59,036	33,109	2,567	2,332	60	97,104
Other additions		-	-	-	-	462	462
Extinguishments		-	-	(4,432)	(288)	(2,051)	(6,771)
Effect of movements in
exchange rates		(21,101)	(6,360)	(659)	(308)	(356)	(28,784)
Balance at March 31, 2024		1,600,064	783,944	60,148	25,055	37,420	2,506,631

Amortization and impairment losses
Balance at December 31, 2023		79,052	286,828	25,119	11,873	22,447	425,319
Amortization		-	13,818	1,279	915	1,204	17,216
Extinguishments		-	-	(4,432)	(288)	(2,051)	(6,771)
Effect of movements in
exchange rates		(994)	(2,990)	(353)	(130)	(310)	(4,777)
Balance at March 31, 2024		78,058	297,656	21,613	12,370	21,290	430,987

Net carrying amounts
At December 31, 2023		1,483,077	470,367	37,553	11,446	16,858	2,019,301
At March 31, 2024		1,522,006	486,288	38,535	12,685	16,130	2,075,644

10.
Investments

	As at	As at
	March 31, 2024	December 31, 2023
Level 1 investments	4,504	31,557
Level 2 investments	4,326	4,339
Level 3 investments	13,999	14,313
	22,829	50,209

The Group elected to designate all of its investments as at fair value through OCI.

During the three months ended March 31, 2024, the Group sold Level 1 investments for proceeds of $19.1 million resulting in a realized loss of 8.2M$ on equity securities transferred from OCI to retained earnings.

│13

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2024 AND 2023 – (UNAUDITED)

11.
Long-term debt

	As at	As at
	March 31, 2024	December 31, 2023
Non-current liabilities
Unsecured revolving facilities	137,434	22,166
Unsecured term loan	399,075	-
Unsecured senior notes	1,652,236	1,652,049
Conditional sales contracts	26,198	31,278
Other long-term debt	4,246	4,338
	2,219,189	1,709,831

Current liabilities
Current portion of unsecured term loan	100,000	-
Current portion of unsecured debenture	147,710	151,023
Current portion of other long-term debt	358	354
Current portion of conditional sales contracts	20,104	22,974
	268,172	174,351

The table below summarizes changes to the long-term debt:

	Three months ended	Three months ended
	March 31, 2024	March 31, 2023
Balance at beginning of period	1,884,182	1,315,757
Proceeds from long-term debt	500,000	-
Repayment of long-term debt	(8,197)	(13,495)
Net increase in revolving facilities	115,934	-
Amortization of deferred financing fees	360	325
Effect of movements in exchange rates	(41,004)	3,754
Effect of movements in exchange rates - debt
designated as net investment hedge	36,086	(3,076)
Balance at end of period	2,487,361	1,303,265

On March 22, 2024, the Group amended its revolving credit facility, including the addition of a $500.0 million term loan and an extension. Under the new amendment, the revolving credit facility was extended to March 22, 2027. The new agreement also provides the Company with a non-revolving term loan for $500.0 million maturing in 1 to 3 years, $100.0 million each in year one and year two and $300.0 million in year three. Based on certain ratios, the interest rate on the term loan is the sum of SOFR, plus an applicable margin, which can vary between 128 basis points and 190 basis points. The applicable margin on the credit facility is currently 1.4%. Deferred financing fees of $1.3 million were recognized on the increase. The amendment also includes the adoption of the Canadian Interest Rate Benchmark Reform, resulting in the replacement of the banker’s acceptance rate in Canada with the Canadian Overnight Repo Rate Average (CORRA), a measure of the cost of overnight general collateral funding in Canadian Dollars using Government of Canada treasury bills and bonds as collateral for repurchase transactions. The change did not have a material impact on the Group’s financial statements. The debt amendment is subject to the same covenants as previously required by the Company’s syndicated revolving credit agreement as described in note 26(f) of the 2023 annual audited consolidated financial statements.

The Group’s revolving facilities have a total size of $956.7 million at March 31, 2024 (December 31, 2023 – $951.4 million) and an additional $185.9 million of credit availability (CAD $245.0 million and USD $5.0 million). The additional credit is available under certain conditions under the Group’s syndicated revolving credit agreement.

The debt issuances described above are subject to certain covenants regarding the maintenance of financial ratios. These are the same covenants as previously required by the Company’s syndicated revolving credit agreement as described in note 26(f) of the 2023 annual audited consolidated financial statements.

12.
Lease liabilities

	As at	As at
	March 31, 2024	December 31, 2023
Current portion of lease liabilities	128,624	127,397
Long-term portion of lease liabilities	328,520	332,761
	457,144	460,158

│14

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2024 AND 2023 – (UNAUDITED)

The table below summarizes changes to the lease liabilities:

		Three months ended	Three months ended
	Note	March 31, 2024	March 31, 2023
Balance at beginning of period		460,158	413,039
Business combinations	5	9,161	1,571
Additions		31,374	22,710
Derecognition*		(1,411)	(6,715)
Repayment		(34,576)	(31,335)
Effect of movements in exchange rates		(7,562)	684
Balance at end of period		457,144	399,954

* Derecognized lease liabilities include negotiated asset purchases and extinguishments resulting from accidents.

Extension options

Some real estate leases contain extension options exercisable by the Group. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there are significant events or significant changes in circumstances within its control.

The lease liabilities include future lease payments of $7.8 million (December 31, 2023 – $7.9 million) related to extension options that the Group is reasonably certain to exercise.

The Group has estimated that the potential future lease payments, should it exercise the remaining extension options, would result in an increase in lease liabilities of $366.3 million (December 31, 2023 - $375.0 million).

The Group does not have a significant exposure to termination options and penalties.

Contractual cash flows

The total contractual cash flow maturities of the Group’s lease liabilities are as follows:

As at
March 31, 2024
Less than 1 year	146,693
Between 1 and 5 years	292,244
More than 5 years	75,762
514,699

│15

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2024 AND 2023 – (UNAUDITED)

13.
Employee benefits

The Group has various benefit plans, mainly TForce Freight pension plans and TFI International pension plans, under which participants are entitled to benefits once participation requirements are satisfied. Additional information relating to the retirement benefit plans is provided in Note 16 - Employee benefits of the Group’s 2023 annual consolidated financial statements.

Net periodic benefit cost and pension contributions are as follows for the TForce Freight pension plans:

	Three months	Three months
	ended	ended
	March 31, 2024	March 31, 2023
Current service cost	15,537	17,458
Net interest cost (income)	394	(256)
Net periodic benefit cost	15,931	17,202

Pension contributions	5,000	-

The pension plan is funded in line with the statutory funding requirements of the Employee Retirement Income Security Act.

14.
Provisions

	Self-insurance	Other	Total
As at March 31, 2024
Current provisions	48,771	17,750	66,521
Non-current provisions	80,129	16,061	96,190
	128,900	33,811	162,711

As at December 31, 2023
Current provisions	46,940	19,625	66,565
Non-current provisions	76,705	16,630	93,335
	123,645	36,255	159,900

Self-insurance provisions represent the uninsured portion of outstanding claims at period-end. Other provisions include mainly litigation provisions of $16.1 million (December 31, 2023 - $16.6 million) and environmental remediation liabilities of $7.7 million (December 31, 2023 - $9.7 million). Litigation provisions contain various pending claims for which management uses judgment and assumptions about future events. The outcomes will depend on future claim developments.

15.
Share capital and other components of equity

The following table summarizes the number of common shares issued:

(in number of shares)		Three months	Three months
		ended	ended
	Note	March 31, 2024	March 31, 2023
Balance, beginning of period		84,441,733	86,539,559
Repurchase and cancellation of own shares		-	(59,800)
Stock options exercised	17	113,477	291,438
Balance, end of period		84,555,210	86,771,197

The following table summarizes the share capital issued and fully paid:

	Three months	Three months
	ended	ended
	March 31, 2024	March 31, 2023
Balance, beginning of period	1,107,290	1,089,229
Repurchase and cancellation of own shares	-	(631)
Cash consideration of stock options exercised	2,701	6,701
Ascribed value credited to share capital on stock options exercised, net of tax	712	2,421
Issuance of shares on settlement of RSUs and PSUs, net of tax	16,852	28,420
Balance, end of period	1,127,555	1,126,140

│16

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2024 AND 2023 – (UNAUDITED)

Pursuant to the normal course issuer bid (“NCIB”) which began on November 2, 2023 and ending on November 1, 2024, the Company is authorized to repurchase for cancellation up to a maximum of 7,161,046 of its common shares under certain conditions. As at March 31, 2024, and since the inception of this NCIB, the Company has repurchased and cancelled 785,140 shares.

During the three months ended March 31, 2024, the Company repurchased no common shares. During the three months ended March 31, 2023, the Company repurchased 59,800 common shares at a weighted average price of $100.27 per share for a total purchase price of $6.0 million relating to a previous NCIB. The excess of the purchase price paid over the carrying value of the shares repurchased in the amount of nil (2023 – $5.4 million) was charged to retained earnings as share repurchase premium.

16.
Earnings per share

Basic earnings per share

The basic earnings per share and the weighted average number of common shares outstanding have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months
	ended	ended
	March 31, 2024	March 31, 2023
Net income	92,847	111,918
Issued common shares, beginning of period	84,441,733	86,539,559
Effect of stock options exercised	33,444	99,570
Effect of repurchase of own shares	-	(57,400)
Weighted average number of common shares	84,475,177	86,581,729

Earnings per share – basic (in dollars)	1.10	1.29

Diluted earnings per share

The diluted earnings per share and the weighted average number of common shares outstanding after adjustment for the effects of all dilutive common shares have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months
	ended	ended
	March 31, 2024	March 31, 2023
Net income	92,847	111,918
Weighted average number of common shares	84,475,177	86,581,729
Dilutive effect:
Stock options, restricted share units
and performance share units	872,866	1,332,530
Weighted average number of diluted common shares	85,348,043	87,914,259

Earnings per share - diluted (in dollars)	1.09	1.27

As at March 31, 2024, no stock options were excluded from the calculation of diluted earnings per share (March 31, 2023 – nil) as none were anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on quoted market prices for the period during which the options were outstanding.

17.
Share-based payment arrangements

Stock option plan (equity-settled)

The Company offers a stock option plan for the benefit of certain of its employees. The maximum number of shares that can be issued upon the exercise of options granted under the current 2012 stock option plan is 5,979,201. Each stock option entitles its holder to receive one common share upon exercise. The exercise price payable for each option is determined by the Board of Directors at the date of grant, and may not be less than the volume weighted average trading price of the Company’s shares for the last five trading days immediately preceding the grant date. The options vest in equal installments over three years and the expense is recognized following the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods.

│17

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2024 AND 2023 – (UNAUDITED)

The table below summarizes the changes in the outstanding stock options:

(in thousands of options and in dollars)	Three months		Three months
		ended		ended
	March 31, 2024		March 31, 2023
		Weighted		Weighted
	Number	average	Number	average
	of	exercise	of	exercise
	options	price	options	price
Balance, beginning of period	790	29.17	1,302	27.89
Exercised	(114)	25.18	(291)	23.97
Balance, end of period	676	29.83	1,011	29.02
Options exercisable, end of period	676	29.83	981	28.68

The following table summarizes information about stock options outstanding and exercisable at March 31, 2024:

(in thousands of options and in dollars)	Options outstanding and exercisable
		Weighted
		average
	Number	remaining
	of	contractual life
Exercise prices	options	(in years)
23.70	151	0.9
30.71	477	1.9
40.41	48	3.3
	676	1.8

Of the options outstanding at March 31, 2024, a total of 637,109 (December 31, 2023 - 726,572) are held by key management personnel.

The weighted average share price at the date of exercise for stock options exercised in the three months ended March 31, 2024 was $151.23 (March 31, 2023 – $120.16).

For the three months ended March 31, 2024, the Group recognized no compensation expense (March 31, 2023 - $0.1 million).

No stock options were granted during the three months ended March 31, 2024 or March 31, 2023 under the Company’s stock option plan.

Deferred share unit plan for board members (cash-settled)

In 2024, quarterly amounts are paid fully in cash to the board members on the 2nd Thursday following each quarter. Until December 31, 2023, in addition, an equity portion of compensation was awarded, comprised of restricted share units granted annually effective on the date of each Annual Meeting, with a vesting period of one year.

Until December 31, 2020, the Company offered a deferred share unit (“DSU”) plan for its board members. Under this plan, board members could elect to receive cash, DSUs or a combination of both for their compensation. The following table provides the number of DSUs related to this plan:

(in units)	Three months	Three months
	ended	ended
	March 31, 2024	March 31, 2023
Balance, beginning of period	-	310,128
Paid	-	(51,925)
Forfeited	-	(170)
Dividends paid in units	-	1,017
Balance, end of period	-	259,050

│18

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2024 AND 2023 – (UNAUDITED)

For the three months ended March 31, 2024, the Group recognized, as a result of the cash-settled director compensation plan, a compensation expense of $0.3 million (March 31, 2023 – $0.3 million). In personnel expenses, the Group recognized no mark-to-market gain or loss on DSUs for the three months ended March 31, 2024 (March 31, 2023 – loss of $5.1 million). As at March 31, 2024, the total carrying amount of liabilities for cash-settled arrangements recorded in trade and other payables amounted to $2.9 million following the settlement of all outstanding DSUs in 2023 of which $2.9 million remains payable (December 31, 2023 - $2.9 million).

Performance contingent restricted share unit and performance share unit plans (equity-settled)

The Company offers an equity incentive plan for the benefit of senior employees of the Group. Each participant’s annual LTIP allocation is split in two equally weighted awards of restricted share units (‘’RSUs’’) and of performance share units (“PSUs”). The RSUs are only subject to a time cliff vesting condition on the third anniversary of the award whereas the PSUs are subject to both performance and time cliff vesting conditions on the third anniversary of the award. The performance conditions attached to the PSUs are equally weighted between absolute earnings before interest and income tax and relative total shareholder return (“TSR”). For purposes of the relative TSR portion, there are two equally weighted comparisons: the first portion is compared against the TSR of a group of transportation industry peers and the second portion is compared against the S&P/TSX60 index.

Restricted share units

On February 8, 2024, the Company granted a total of 45,850 RSUs under the Company’s equity incentive plan of which 30,842 were granted to key management personnel. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $135.00 per unit.

On February 6, 2023, the Company granted a total of 55,400 RSUs under the Company’s equity incentive plan of which 38,275 were granted to key management personnel. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $115.51 per unit.

The table below summarizes changes to the outstanding RSUs:

(in thousands of RSUs	Three months		Three months
and in dollars)		ended		ended
	March 31, 2024		March 31, 2023
		Weighted		Weighted
	Number	average	Number	average
	of	grant date	of	grant date
	RSUs	fair value	RSUs	fair value
Balance, beginning of period	192	93.62	272	58.33
Granted	46	135.00	55	115.51
Reinvested	1	93.54	1	56.63
Settled	(71)	70.71	(134)	32.94
Forfeited	(3)	112.69	(1)	85.37
Balance, end of period	165	114.67	193	92.11

The following table summarizes information about RSUs outstanding as at March 31, 2024:

(in thousands of RSUs and in dollars)	RSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	RSUs	(in years)
117.85	8	0.1
98.27	57	0.9
115.51	54	1.9
135.00	46	2.9
	165	1.7

The weighted average share price at the date of settlement of the RSUs vested in the three months ended March 31, 2024 was $133.74 (March 31, 2023 – $115.13). The excess of the purchase price paid to repurchase shares on the market over the carrying value of awarded RSUs, in the amount of $9.4 million (March 31, 2023 – $17.3 million), was charged to retained earnings as share repurchase premium.

│19

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2024 AND 2023 – (UNAUDITED)

For the three months ended March 31, 2024, the Group recognized, as a result of RSUs, a compensation expense of $1.6 million (March 31, 2023 - $1.6 million) with a corresponding increase to contributed surplus.

Of the RSUs outstanding at March 31, 2024, a total of 102,511 (December 31, 2023 – 116,368) are held by key management personnel.

Performance share units

On February 8, 2024, the Company granted a total of 45,850 PSUs under the Company’s equity incentive plan of which 30,842 were granted to key management personnel. The fair value of the PSUs is determined using a Monte Carlo simulation model for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market performance conditions are expected to be satisfied. The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $156.17 per unit as at grant date as at March 31, 2024.

On February 6, 2023, the Company granted a total of 55,400 PSUs under the Company’s equity incentive plan of which 38,275 were granted to key management personnel. The fair value of the PSUs is determined using a Monte Carlo simulation model for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market performance conditions are expected to be satisfied. The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $135.15 per unit as at grant date and $131.68 per unit as at March 31, 2024.

The table below summarizes changes to the outstanding PSUs:

(in thousands of PSUs	Three months		Three months
and in dollars)		ended		ended
	March 31, 2024		March 31, 2023
		Weighted		Weighted
	Number	average	Number	average
	of	grant date	of	grant date
	PSUs	fair value	PSUs	fair value
Balance, beginning of period	184	106.17	261	62.87
Granted	46	156.17	55	135.15
Reinvested	1	106.72	2	63.09
Settled	(134)	89.69	(267)	32.70
Added due to performance conditions	63	89.67	134	32.93
Forfeited	(3)	126.44	(1)	95.96
Balance, end of period	157	127.88	184	106.27

The following table summarizes information about PSUs outstanding as at March 31, 2024:

(in thousands of PSUs and in dollars)	PSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	PSUs	(in years)
100.43	57	0.9
135.15	54	1.9
156.17	46	2.9
	157	1.8

The weighted average share price at the date of settlement of the PSUs vested in the three months ended March 31, 2024 was $133.74. The excess of the purchase price paid to repurchase shares on the market over the carrying value of awarded PSUs, in the amount of $19.8 million, was charged to retained earnings as share repurchase premium (March 31, 2023 – $36.8 million).

For the three months ended March 31, 2024, the Group recognized, as a result of PSUs, a compensation expense of $1.2 million (March 31, 2023 – $1.6 million) with a corresponding increase to contributed surplus.

Of the PSUs outstanding at March 31, 2024, a total of 102,511 (December 31, 2023 - 116,368) are held by key management personnel.

│20

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2024 AND 2023 – (UNAUDITED)

18.
Materials and services expenses

The Group’s materials and services expenses are primarily costs related to independent contractors and vehicle operation expenses. Vehicle operation expenses consist primarily of fuel costs, repairs and maintenance, insurance, permits and operating supplies.

	Three months	Three months
	ended	ended
	March 31, 2024	March 31, 2023
Independent contractors	660,262	707,870
Vehicle operation expenses	278,546	232,410
	938,808	940,280

19.
Finance income and finance costs

Recognized in income or loss:

Costs (income)	Three months	Three months
	ended	ended
	March 31, 2024	March 31, 2023
Interest expense on long-term debt and amortization of deferred financing fees	22,451	11,904
Interest expense on lease liabilities	5,055	3,788
Interest income	(5,152)	(1,362)
Net change in fair value and accretion expense of contingent considerations	31	50
Net foreign exchange loss (gain)	1,268	(348)
Other financial expenses	3,676	3,097
Net finance costs	27,329	17,129
Presented as:
Finance income	(5,152)	(1,710)
Finance costs	32,481	18,839

20.
Income tax expense

Income tax recognized in income or loss:

	Three months	Three months
	ended	ended
	March 31, 2024	March 31, 2023
Current tax expense
Current period	34,759	40,990
Adjustment for prior periods	-	(391)
	34,759	40,599
Deferred tax expense (recovery)
Origination and reversal of temporary differences	(4,091)	(4,130)
Variation in tax rate	(4)	723
Adjustment for prior periods	716	163
	(3,379)	(3,244)
Income tax expense	31,380	37,355

Reconciliation of effective tax rate:

	Three months		Three months
	ended		ended
	March 31, 2024		March 31, 2023
Income before income tax		124,227		149,273
Income tax using the Company’s
statutory tax rate	26.5%	32,920	26.5%	39,557

Increase (decrease) resulting from:
Rate differential between jurisdictions	0.2%	207	0.4%	589
Variation in tax rate	0.0%	(4)	0.5%	723
Non deductible expenses	0.8%	933	0.1%	215
Tax deductions and tax
exempt income	-2.9%	(3,617)	-2.5%	(3,746)
Adjustment for prior periods	0.6%	716	-0.2%	(228)
Multi-jurisdiction tax	0.2%	225	0.2%	245
	25.3%	31,380	25.0%	37,355

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2024 AND 2023 – (UNAUDITED)

21.
Contingencies, letters of credit and other commitments
a)
Contingencies

There are pending operational and personnel related claims against the Group. In the opinion of management, these claims are adequately provided for in long-term provisions on the consolidated statements of financial position and settlement should not have a significant impact on the Group’s financial position or results of operations.

b)
Letters of credit

As at March 31, 2024, the Group had $120.8 million of outstanding letters of credit (December 31, 2023 - $106.2 million).

c)
Other commitments

As at March 31, 2024, the Group had $80.9 million of purchase commitments (December 31, 2023 – $62.3 million) and $48.5 million of purchase orders for leases that the Group intends to enter into (December 31, 2023 – $44.4 million).

22.
Subsequent events

On April 1, 2024, the Group acquired Daseke, Inc., a flatbed and specialized transportation and logistics company in North America, for $8.30 in cash per common share, including merger consideration for the common stock and Series B preferred stock, repayment of Daseke's term loan as well as assumption of Daseke's Series A preferred stock and equipment financing debt, net of cash and transaction fees and expenses, for a total of $1.1 billion.

The total net payment of $764.9 million was funded by the $500.0 million term loan obtained prior to March 31, 2024 and the remaining balance was drawn from cash on hand.

As of the April 25, 2024, the Group had not obtained adequate information to provide further disclosures relative to the determination of the fair value of assets acquired and liabilities assumed for this acquisition due to the proximity of the acquisition to the date of issuance of the unaudited condensed consolidated interim financial statements.

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